

Mail Stop 3561

November 25, 2008

Aaron D. Todd
Chief Executive Officer
Air Methods Corporation
7301 South Peoria
Englewood, CO 80112

Re: **Air Methods Corporation
Form 10-K/A for the fiscal year ended December 31, 2007
Filed April 29, 2008
File No. 000-16079**

Dear Mr. Todd:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Max A. Webb
                                Assistant Director